Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 20, 2017

NOTICE IS HEREBY GIVEN that on Tuesday, June 20, 2017, at 4:00 p.m. (Israel time), the Annual and Special Meeting of Shareholders (the "Meeting") of G. Willi-Food International Ltd. (the "Company") will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

The matters on the agenda of the Meeting, and a summary of the proposed resolutions is as follows:

1.	To elect to the Board of Directors of the Company (the "Board" or the "Board of Directors"):

A.
Proposal of the Board: To re-elect Mr. Ilan Admon, Mr. Gregory Gurtovoy and Mr. Ilan Cohen, and to elect Mr. Arik Safran and Mr. Eli Arad (together, the "Company Nominees"),  as directors of the Company, each to hold office subject to the Company's Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law");

OR

B.
Proposal of B.S.D Crown Ltd.: To elect Mr. Zwi Williger, Mr. Gil Hochboim, Mr. David Donin and Mr. Joseph Williger (together, the "BSD Nominees") as directors of the Company, each to hold office subject to the Company's Articles of Association and the Companies Law.

2.
To approve the re-appointment of Deloitte Touche Tohmatsu Limited - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company's independent auditors for the year ending December 31, 2017 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Company's Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.	To approve the Company's revised compensation policy for directors and officers (the "Compensation Policy"), in accordance with the requirements of the Companies Law;

4.
Subject to the approval of the Compensation Policy - to approve the terms of office of Mr. Iram Efraim Graiver, in his capacity as the Company's chief executive officer ("CEO"), in accordance with the terms of the Compensation Policy;

5.	To approve an amendment to the terms of office of Company's Chairman of the Board, Mr. Ilan Admon, in accordance with the terms of the Compensation Policy for Company Officers; and

6.
To approve a one-time special payment to Mr. Emil Budilovsky, outside the scope of the Compensation Policy, in consideration for the services he provided to the Company as a member of the Company's Board.

7.	Subject to the approval of the Compensation Policy - to approve the exemption and indemnification letters to all appointed Directors

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment thereof.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2015, and the fiscal year ended December 31, 2016, together with the applicable reports of the auditors thereon and the applicable reports of the Board of Directors for each such year.

You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (i.e., no later than June 18, 2017 at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning his or her proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 48 hours prior to the Meeting (i.e., no later than June 18, 2017 at 4:00 p.m. Israel time).

The Company has fixed the close of business on May 11, 2017 as the record date (the "Record Date") for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on May 11, 2017 are entitled to vote at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each (Israeli) business day from May 18, 2017 until June 20, 2017, between the hours of 9:00 a.m. and 5:00 p.m. (Israel time), at the Company's offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

By order of the Board of Directors

/s/ Ilan Admon
Ilan Admon
Chairman of the Board of Directors	Dated: Yavne, Israel, May 10, 2017

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT
 ______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the "Company") of proxies to be voted at the Annual and Special Meeting (the "Meeting") of the Company to be held on Tuesday, June 20, 2017 at 4:00 p.m. (Israel time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby will first be sent or delivered to shareholders on or about May 15, 2017.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the "Board"). A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the "Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting (i.e., no later than June 18, 2017 at 4:00 p.m. Israel time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company's offices prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Board may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The approval of Proposals 1.A or 1B., 2, 5 and 7 is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the Meeting,

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on each nominee is necessary for the approval of a nominee under either Proposal 1.A or Proposal 1.B. If you abstain with respect to any nominee under either Proposal 1.A. or Proposal 1.B., your shares will be counted for purposes of establishing a quorum on that specific nominee (provided that you voted only on Proposal 1.A or Proposal 1.B), but will not be considered to have voted for or against that specific nominee, and therefore will have the effect of voting against that specific nominee. Broker non-votes will not be counted for the purposes of establishing a quorum on the nominees under Proposal 1.A or Proposal 1.B, and therefore will have no effect on the outcome of the vote for each nominee under either Proposal 1.A or Proposal 1.B.

Shareholders are asked to elect nominees by voting on nominees from either Proposal 1.A or Proposal 1.B, but not both, to serve as directors of the Company until the next Annual General Meeting, and until their respective successors have been duly elected. IF A SHAREHOLDER VOTES "FOR" ANY NOMINEES UNDER PROPOSAL 1.A AND ALSO ANY NOMINESS UNDER PROPOSAL 1.B, THE SHAREHOLDER'S VOTES UNDER BOTH PROPOSAL 1.A AND 1.B WILL NOT BE COUNTED IN DETERMINING THE OUTCOME OF EITHER PROPOSAL.

The approval of Proposals 3, 4 and 6 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company's Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not the controlling shareholder in the Company or who have no personal interest in the in the approval of the applicable proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that you are required to indicate on the proxy card, with respect to Proposals 4, 5 and 7, whether or not you are a controlling shareholder of the Company, or acting on behalf of a controlling shareholder, and whether you have a personal interest in the approval of these proposals. If you fail to so indicate on the proxy card, your vote will not be counted with respect to the proposal(s) for which you failed to provide notification.

Recommendation of the Board

THE BOARD RECOMMENDS THAT SHAREHOLDERS
VOTE "FOR" PROPOSALS 1.A, 2, 3, 4, 5, 6 and 7

BSD Proxy Contest

Your Board has nominated the following five candidates for re-election and election to the Board of Directors at the Meeting under Proposal 1.A: Mr. Ilan Admon, Mr. Gregory Gurtovoy and Mr. Ilan Cohen, Mr. Arik Safran and Mr. Eli Arad (collectively, the "Company Nominees")

On May 8, 2017, B.S.D Crown Ltd ("BSD") submitted a proposal to nominate a competing slate of the following four candidates for election to the Board of Directors at the Meeting: Mr. Zwi Williger, Mr. Gil Hochboim, Mr. David Donin and Mr. Joseph Williger (collectively, the "BSD Nominees"). Information related to the BSD Nominees to the Board contained in this proxy Statement are based on the information provided by BSD, and we are not responsible for the accuracy of such information.

Shareholders Entitled to Vote at the Meeting; Copy of Proposals; Position Statement

Only shareholders of record at the close of business on May 11, 2017 (the "Record Date") are entitled to vote at the Meeting. At the close of business on the Record Date, 13,240,913 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting

The complete copy of the proposals to be presented at the Meeting will be available at the Meeting as well as on each (Israeli) business day from May 18, 2017 until June 20, 2017, between the hours of 9:00 a.m. and 5:00 p.m. (Israel time), at the Company's offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, you may do so pursuant to regulations under the Israeli Companies Law, 5759-1999 (the "Companies Law") by delivery of a notice to the Company's offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than June 11, 2017. Our Board may respond to your notice not later than June 15, 2017.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of May 11, 2017, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,240,913 Ordinary Shares outstanding as of May 11, 2017.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi Food Investments Ltd. (1)	8,200,542	61.93%

B.S.D Crown Ltd. (formerly Emblaze Ltd.) (2)(3)	8,971,617	67.76%

Brian Gaines (4)	883,160	6.67%

All directors and officers as a group	8,971,617	67.76%

(1)	Willi Food's securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne 8122216, Israel.
(2)
Includes (i) 8,200,542 Ordinary Shares owned by Willi Food Investments Ltd. ("Willi-Food") and (ii) 771,075 Ordinary Shares held directly by B.S.D Crown Ltd. The business address of B.S.D Crown Ltd. is 7 Menachem Begin Road, Ramat-Gan, 5268102, Israel ("BSD"). Willi Food is controlled by its majority shareholder, BSD, and BSD may be deemed to beneficially own all of the shares owned by Willi-Food.

(3)
On May 8, 2017, the Company reported that Willi-Food reported announcements made by BSD, and by BGI Investments (1961) Ltd. ("BGI"), a shareholder of BSD.
BSD announced the results of its extraordinary general meeting of shareholders with respect to the election of directors, among other things.

BGI announced that the director nominees supported by BGI were not elected at the shareholders meeting of BSD, and as a result BGI does not have any representation on the board of directors of BSD.  BGI further announced that pursuant to a recent court ruling in Israel, it no longer sees itself as a controlling shareholder of BSD, and to the extent BSD would have classified BGI as a non-controlling shareholder, the external directors supported by BGI would have been elected as director of BSD. BGI said it is studying the results of the shareholders meeting and it will reserve its rights.

The Company also announced that, in furtherance of the announcement by BGI, the Company received a letter from Mr. Joseph Williger addressed to the Company and to Willi-Food claiming that he is the controlling shareholder of BSD, and as a result, a controlling shareholder of Willi-Food and the Company, commencing from the date of the shareholders meeting of BSD.

(4)
Based on a Schedule 13G filed January 18, 2017, this amount consists of 714,610 Ordinary Shares (representing 5.40% of our total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), and 128,959 Ordinary Shares owned by Mr. Gaines for his own account and an additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls that Mr. Gaines may be deemed to beneficially own. Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company's other shareholders. The Company believes that, as of May 11,, 2017, 3,386,136 Ordinary Shares (approximately 25.57% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or the owners of 5% or more of the Company's outstanding Ordinary Shares.

 PROPOSAL NO. 1 ELECTION OF DIRECTORS

General Information on Proposal 1.A and Proposal 1.B

Proposal 1.A is a proposal of our Board to re-elect and elect the Company Nominees to the Board of Directors, as the case may be.  The Board asks that you refer directly to Proposal 1.A for further information on the Company Nominees and recommends that shareholders vote "FOR" Proposal 1.A.

Proposal 1.B is a proposal of BSD to elect the BSD Nominees named in Proposal 1.B, who are currently unaffiliated with the Company, to the Company's Board of Directors.  At the request of BSD and pursuant to the requirements of the Companies Law, we have included Proposal 1.B in the agenda for the Meeting, and incorporated a brief description of Proposal 1.B in this Proxy Statement. Please be aware that the Board DID NOT endorse the BSD Nominees.

PLEASE NOTE THAT YOU MAY ONLY VOTE ON NOMINEES UNDER PROPOSAL 1.A OR ON NOMINEES UNDER PROPOSAL 1.B, BUT NOT ON NOMINEES UNDER BOTH. IF YOU VOTE ON ANY NOMINEES UNDER PROPOSAL 1.A AND ALSO ON ANY NOMINEES UNDER PROPOSAL 1.B, YOUR VOTES WILL NOT BE COUNTED AS PRESENT AND VOTING UNDER PROPOSAL 1 OR IN DETERMINING THE ELECTION OF NOMINEES UNDER EITHER PROPOSAL 1.A OR 1

Proposal 1.A – Company Nominees

The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Mr. Ilan Admon, (ii) Mr. Gregory Gurtovoy and (iii) Mr. Ilan Cohen.

The Board of Directors has also proposed that the following persons be elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Mr. Arik Safran and (ii) Mr. Eli Arad.

Such Company Nominees are to serve together with Ms. Sigal Grinboim and Mr. Menashe Arnon, the External Directors of the Company. If any Company Nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

The following information with respect to each person Company Nominee is based upon the records of the Company and information furnished to it by the Company Nominee.

 Mr. Ilan Admon, age 67, has served as a Director since September 2015. Mr. Admon has served as the Chairman of the Board of Directors of Nachshonit Ltd., a water and attraction park in Kibbutz Nachsonim, Israel since April 2012. Mr. Admon also serves as a member of the Board of Directors of Levinstein Properties Ltd., a construction and real estate company traded on the TASE, Termokir Industries Ltd., a manufacturer of grouts, adhesives, and plasters, and Plastnir Ltd., a manufacturer of flexible plastic packaging. From 2004 to 2007, Mr. Admon was General Manager of Hafestus Ltd., a developer and manufacturer of top sealing machines for packaging products; from 2002 to 2004, he served as Chairman and G.M. of Serafon Ltd. and Zach Ltd., each a chemical and paint manufacturer; from 1999 to 2002, he served as a senior vice-president at Pelephone Communications Ltd., a cellular communication provider; and from 1994 to 1999, he served as CEO of Elite Foods Ltd., a company in the food manufacturing industry. Mr. Admon earned an MBA from the Hebrew University of Jerusalem.

Mr. Gregory Gurtovoy, age 53, has served as a Director since July 2015. Mr. Gurtovoy serves as Chairman of the Supervisory Board of Platinum Bank, a retail bank located in the Ukraine, and is Managing Partner of GHP Group Investment Bank, a privately-held investment bank located in the Ukraine. He earned an MBA from both Moscow University of the National Economy and the St. Petersburg Civil Aviation Academy, both of which are in Russia, and a PhD in economics from the National Civil Aviation University in Kiev, Ukraine.

Mr. Ilan Cohen, age 58, has served as a Director since May 2014. Since that time, Mr. Cohen has also been self-employed as a consultant manager for various construction projects. For approximately 20 years until May 2014, he was the Manager of Administration of Jerusalem City Hall, Kikar Safra Campus, and other municipal buildings.  Mr. Cohen received his BA in the history of the Jewish nation from the Open University in Tel Aviv, Israel and he studied architecture at Bezalel Academy of Arts and Design, Jerusalem, Israel.

Mr. Arik Safran, age 36, serves as a director in Willi-Food. From 2015 to November 2016, Mr. Safran has served as Deputy Director General (Business Development and Legal Counsel) at Ravid A.R. Holdings Ltd., a holdings company. From 2012 to 2015, Mr. Safran served as an attorney at the law office of Cassouto-Noff & Co. and, from 2010 to 2012, he served as an attorney at the law firm of Vilchik Kimchi. Mr. Safran earned an MBA from Tel-Aviv University and he is qualified as a lawyer in the State of Israel.

Mr. Eli Arad, age 34, serves as director in both BGI and Willi-Food, as well as in Microsert Ltd. and Cardiosert Ltd., each bio-medical companies. Since 2010, Mr. Arad has served as CEO of Merchavia Holdings and Investments Ltd., a bio-medical investment company traded on the TASE. Mr. Arad earned a B.A in Business Administration from Ruppin College, Israel, and B.A in accounting from Ramat-Gan College, Ramat-Gan, Israel.

Proposal No. 1.B – BSD Nominees

The following information regarding the BSD Nominees has been provided to the Company by BSD. The Company has not independently verified the following information and the Company and the Board provide no assurances as to its completeness or accuracy.

On May 8, 2017, the Company received a letter from BSD's legal counsel, demanding to convene a special meeting of the Company's shareholders, for the purpose of appointing, among other things, new directors proposed by BSD, in lieu of the directors proposed by the Board of Directors and Willi-Food (as provided in Proposal No. 1.A in the Proxy Statement).

Accordingly, BSD proposed that the following persons be elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Gil Hochboim, (iii) Mr. David Donin and (iv) Mr. Joseph Williger.

Such BSD Nominees would serve together with Ms. Sigal Grinboim and Mr. Menashe Arnon, the External Directors of the Company. If any BSD Nominee is unable or unwilling to serve, the persons named in the proxy will vote for another person in accordance with their best judgment.

The following information with respect to each BSD Nominee is based upon information furnished to it by BSD.

Mr. Zwi Williger, age 62, served as director and CEO of Willi-Food, and served as an active Chairman of the Board of the Company between 1996 and until 2016. Mr. Zwi Williger attended the Advance Management Program at Harvard business school.

Mr. Gil Hochboim, age 48, serves as a CFO at S.R. Accord Ltd, a company active in the non-bank credit field. He served as CEO of the Company between 2011 and until 2015. Mr. Hochboim earned a B.A in Business Management and accounting from the College of Management, Tel-Aviv, Israel.

Mr. David Donin, age 61, serves as founder and CEO of Biconix Internationl, a business solution services company. Mr. Donin earned an M.B.A from Pace University, NY, and B.A in Economics and accounting from Bar Ilan University, Ramat-Gan, Israel.

Mr. Joseph Williger, age 60, served as President and director of the Company and served as Active Chairman of Willi-Food between 1992 and until 2016. Mr. Zwi Williger attended Business Administration studies in California State University, Northridge, Los Angeles and attended Business Administration studies in Bar Ilan University, Ramat-Gan, Israel.

Audit Committee

The Company's Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Ms. Sigal Grinboim (Chair), Mr. Menashe Arnon and Mr. Ilan Cohen qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee.

The responsibilities of the Audit Committee under the Companies Law include among others identifying irregularities in the management of the Company's business, approving related party transactions as required by law, evaluating internal controls of the company and evaluating the scope of work of the external auditor. Under Nasdaq rules Audit Committee responsibilities include among others overseeing accounting and financial reporting processes of the Company and audits of financial statements.

Compensation Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ms. Sigal Grinboim (Chair), Mr. Menashe Arnon and Mr. Ilan Cohen are members of the Company's Compensation Committee and qualify to be members of a compensation committee under the Companies Law.

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board of Directors the compensation policy for the Company's office holders and to determine whether to approve the terms of office and employment of the Company's office holders in situations that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a "Controlled Company" within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has attested to the Board of Directors and the Company that he or she complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix A.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on each nominee is necessary for the approval of a nominee under either Proposal 1.A or Proposal 1.B. If you abstain with respect to any nominee under either Proposal 1.A. or Proposal 1.B., your shares will be counted for purposes of establishing a quorum on that specific nominee (provided that you voted only on Proposal 1.A or Proposal 1.B), but will not be considered to have voted for or against that specific nominee, and therefore will have the effect of voting against that specific nominee. Broker non-votes will not be counted for the purposes of establishing a quorum on the nominees under Proposal 1.A or Proposal 1.B, and therefore will have no effect on the outcome of the vote for each nominee under either Proposal 1.A or Proposal 1.B.

Shareholders are asked to elect nominees by voting on nominees from either Proposal 1.A or Proposal 1.B, but not both, to serve as directors of the Company until the next Annual General Meeting, and until their respective successors have been duly elected. IF A SHAREHOLDER VOTES "FOR" ANY NOMINEES UNDER PROPOSAL 1.A AND ALSO ANY NOMINESS UNDER PROPOSAL 1.B, THE SHAREHOLDER'S VOTES UNDER BOTH PROPOSAL 1.A AND 1.B WILL NOT BE COUNTED IN DETERMINING THE OUTCOME OF EITHER PROPOSAL.

If a shareholder votes "FOR" any nominees under Proposal 1.A and gives no instructions as to Proposal 1.B, such shareholder will be deemed to have voted "AGAINST" Proposal 1.B.  If a shareholder votes "FOR" any nominees under Proposal 1.B and gives no instructions as to Proposal 1.A, such shareholder will be deemed to have voted "AGAINST" Proposal 1.A.

 PROPOSAL NO. 2 RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu Limited - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants ("Deloitte"), as independent auditors of the Company for the year ending December 31, 2017 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. Deloitte served as the Company's independent auditors for the year ended December 31, 2016.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, to approve the appointment of Deloitte Touche Tohmatsu Limited - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants, as independent auditors of the Company for the year ending December 31, 2017 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Audit Committee and the Board of Directors recommend a vote FOR Proposal No. 2.

PROPOSAL NO. 3  APPROVAL OF REVISED COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS

On November 28, 2013 the General Meeting of Shareholders approved the Compensation Policy for a term of three years. A convenience English translation of the Compensation Policy may be found in Exhibit B to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891313002995/zk1313793.htm

The Companies Law requires a company to approve a compensation policy every three years. The revised Compensation Policy is attached hereto as Appendix B, being presented to shareholders for their consideration, reflects the recent change in control in the Company and the termination of services of Zwi and Joseph Williger, the previous controlling shareholders. For information regarding the Company's current ownership structure, please see "Security Ownership of Certain Beneficial Owners" before proposal No.1 to this proxy statement. In addition, changes were made to reflect changes in Israeli law and best practice as recommended by the Israel Securities Authority.

It should be noted that the Compensation Policy does not grant rights to the Company's directors, officers or other employees but rather establishes a framework for compensation.  The actual compensation to be received by the directors, officers or other employees will be that specifically approved by the Company's organs.

At the Meeting, the shareholders will be asked to approve the Compensation Policy, which is based on the previously approved compensation policy, which will become effective for a term of three years upon shareholder's approval.

Below is a description of the principal changes to the Compensation Policy (capitalized terms are defined in the Compensation Policy).  It should be noted that one focus of the Board and Compensation Committee was to narrow the gap between the compensation of the senior officers and compensation of the other officers of the Company and to provide incentives to the other officers to improve the Company's performance:

▪	Minimum threshold for Measurable Bonus:

Current Policy - A Measurable Bonus will only be if the Company's annual consolidated operating profit before bonuses ("Annual Profit Before Bonuses") is at least NIS 15 million.  The same threshold applies to all Company officers.

Previous Policy - A Measurable Bonus was payable to the President and Chairman (the founders and controlling shareholders of the Company at the time of adoption of the previous Compensation Policy) so long as there were consolidated profits before taxes and bonuses ("Annual Profits Before Taxes and Bonuses") , while for all other officers the threshold operating profit was NIS 18 million.

▪	Calculation of Measurable Bonus:

Current Policy - A Measurable Bonus for the CEO and Chairman is calculated at 3% of Annual Profits Before Bonuses of between NIS 10 million to NIS 15 million (on the condition that the Company generated at least NIS 15 million in Annual Profits Before Bonuses), 4% of Annual Profit Before Bonuses of between NIS 15 million to NIS 20 million, 6% of Annual Profit Before Bonuses of between NIS 20 million to NIS 25 million and 7% of Annual Profit Before Bonuses exceeding NIS 25 million.  The range for other officers is from 0.5% to 1.5% depending on the amount of Annual Profits Before Bonuses.

Previous Policy - The Measurable Bonus for the Chairman and President was calculated at 5% of Annual Profits Before Taxes and Bonuses from dollar one (3% if the Annual Profits Before Taxes and Bonuses were lower than NIS 3 million).  The range for other officers was from 0.1% to 0.4% from dollar one depending on the amount of Annual Profits Before Taxes and Bonuses (minimum threshold of NIS 18 million as described above)

▪	Maximum Measurable Bonus:

Current Policy - The maximum Measurable Bonus for each of the Chairman of the Board and CEO are NIS 1.2 million (approximately $316.6 thousand) and for other officers NIS 400,000 (approximately $105.5 thousand).

Previous Policy - The maximum Measurable Bonus for each of the Chairman and President CEO was 200% of the annual cost of salary (based on a maximum salary of NIS 140 thousand, the maximum Measurable Bonus was NIS 3.36 million, or approximately $890 thousand) and for other officers NIS 400,000 (approximately $105.5 thousand).

▪	Duplicate Offices:

Current Policy - If the Company elects to appoint a President in lieu of or in addition to the position of the CEO, the joint compensation (base salary and bonus) of both CEO and President will not exceed the maximum amounts indicated in the Compensation Policy for the position of CEO (regardless of the exact division of such amounts between the CEO and President).

Previous Policy – the Company was able to hire a CEO and a President, with each costing the Company up to the limit in the Compensation Policy.

▪	Base Salary of Senior Officers:

Current Policy – The maximum base salary is NIS 140,000 (approximately $36.9 thousand) for each of CEO and Chairman (if President appointed, s/he shares compensation with CEO, as noted above).

Previous Policy – The maximum base salary was NIS 140,000 for each of President and Chairman and maximum base salary for CEO was NIS 70,000.

▪
The monthly salary cap of other officers was raised from NIS 60,000-70,000 (approximately USD 16,000-19,000) in the previous Compensation Policy to NIS 85,000 (approximately USD 23,000) in the proposed Compensation Policy.  The increase is intended to give the Company more flexibility in attracting and retaining qualified personnel.

▪
The Compensation Policy allows the Company to appoint an additional Chairman in addition to the position of current Chairman. In such event, the joint monthly Base Salary and joint Bonus of both co-Chairmen will not exceed the maximum amounts indicated in the Compensation Policy for the position of Chairman of the Board (regardless of the exact division of such amounts between the co-Chairmen).

▪	The Compensation Policy provides for the ability to grant equity-based compensation to officers from time to time.

▪
The proposed Compensation Policy provides for payment of an annual salary and participation fees in amounts permitted by the Companies Law regulations to the Company's Directors (other than Chairman of the Board who is compensated as described above and in the Compensation Policy).  The previous Compensation Policy did not provide for compensation for directors unless they qualified as external directors under Israeli law

▪	There are additional detailed provisions regarding the D&O insurance.

▪	The CEO received the right to approve non-material changes in the terms of office and employment of officers subordinate to the CEO in accordance with recent changes in Israeli law.

▪	Additional amendments to reflect changes in Israeli law.

Our Board of Directors, based on the recommendation of our Compensation Committee, has resolved to approve the Compensation Policy in the form attached as Annex B to this Proxy Statement. Our Compensation Committee and our Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives' interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED to approve the Compensation Policy of the Company, in the form attached as Annex B to the Proxy Statement."

Approval of Proposal No. 3 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholder of the Company or who do not have a personal interest in the approval of the Compensation Policy and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 3.

 PROPOSAL NO. 4  APPROVAL OF THE TERMS OF OFFICE OF MR. IRAM EFRAIM GRAIVER, IN HIS CAPACITY AS THE COMPANY'S CHIEF EXECUTIVE OFFICER

The Board appointed Mr. Iram Graiver as CEO effective December 15, 2015.

Following Compensation Committee and Board approval of the terms of office and employment of Mr. Graiver, shareholders did not approve such terms at a Special Meeting of Shareholders held on February 2, 2016.

Following this disapproval, the Company announced on July 18, 2016 that the Board had appointed Mr. Graiver as President of the Company in lieu of his position as CEO in order to adjust the Company's senior management structure to its then-current Compensation Policy. Mr. Graiver's terms of office and employment remained unchanged as a result of his new position as President, and no CEO was appointed in lieu of Mr. Graiver.

On April 6, 2017 and April 27, 2017 the Compensation Committee of the Company and the Board, respectively, resolved to re-appoint Mr. Graiver as the Company's President and CEO, and unanimously approved the following terms of office and employment of Mr. Graiver, subject to shareholders' approval of the Compensation Policy, as set forth in Proposal No. 3 in the Proxy Statement. These terms of office and employment are unchanged from those proposed to shareholders at the Special Meeting held on February 2, 2016 (which did not obtain the necessary shareholder majority and did not pass at such meeting), except for the following changes: (i) an increase in the gross monthly salary; (ii) a change of the Measureable Bonus mechanism; (iii) an increase by one month of the termination notice period; and (iv) an increase by two months of the retirement grant.

At the Meeting, the shareholders will be asked to approve the following terms of office and employment of Mr. Graiver, which will be effective for a period of 36 months from the date of approval thereof (collectively the "Terms of Office and Employment of Mr. Graiver"):

Salary - gross monthly salary of NIS 80,000 (approximately USD 19,380) ("Monthly Payment") linked to the Israeli Consumer Price Index;

Managers' Insurance Policy - monthly payments to be made by the Company towards Mr. Graiver's pension and compensation funds will be in accordance with Israeli law (currently approximately NIS 12,000, or USD 3,300);

Study Fund ('Keren Hishtalmut') - monthly payment to be made by the Company towards Mr. Graiver's study fund will total 7.5% of the of the sum of the Monthly Payment (currently approximately NIS 5,325 or USD 1,450);

Vehicle - Company will provide Mr. Graiver with a leased vehicle, the value of which will not exceed the amount of NIS 240,000 (approximately USD 65,500). The Company will cover all the operating expenses of the Company car (excluding fines), including grossing up the related tax (known in Hebrew as 'Shovi Rechev');

Vacation Days - 22 vacation days per year, during which Mr. Graiver will not provide services to the Company;

Convalescence and Illness - in accordance with applicable Israeli law;

Reimbursement of Expenses - reimbursement of reasonable expenses against the provision of receipts incurred while performing his duties, such as food and lodging (except for cell phone expenses which will be paid entirely by the Company), in a monthly amount not in excess of NIS 5,000 (approximately USD 1,350);

Profit Related Bonus - an annual bonus determined according to measureable quantitative criteria (the "Measureable Bonus") and qualitative criteria (the "Discretionary Bonus");

The Measureable Bonus mechanism:

▪
Payment of the Measureable Bonus will be subject to achieving an operating profit target before bonuses to all Company's officers (the "Bonuses") of at least NIS 15 million (approximately USD 4,000,000) (the "Minimum Profit").

▪
Achieving or exceeding the Minimum Profit will entitle Mr. Graiver to receive a bonus in the following manner: (i) no bonus will be paid out of the initial NIS 10 million (approximately USD 2,700,000) operating profit; (ii) a Bonus of 3% of the actual operating profit before Bonuses between NIS 10 million and the Minimum Profit; (iii) a Bonus of 4% of the actual operating profit before Bonuses between the Minimum Profit and NIS 20 million (approximately USD 5,400,000) (the "First Profit Target"); (iv) a Bonus of 6% of the actual operating profit before Bonuses between the First Profit Target and NIS 25 million (approximately USD 6,800,000) (the "Second Profit Target"); and (v) a Bonus of 7% of the actual operating profit before Bonuses exceeding the Second Profit Target.

▪	The maximum annual Measurable Bonus to be paid to Mr. Graiver will not exceed NIS 1.2 million (approximately USD 330,000).

▪
Mr. Graiver will not be paid a Measurable Bonus in the event that the actual annual operating profit of the Company for the relevant year is lower than NIS 15 million (approximately USD 4,000,000 million).

▪	During the first quarter of each year, the compensation committee and the Board may elect to amend either or all of the Minimum Profit Target, the First Profit Target and the Second Profit Target

Discretionary Bonus:

▪	Mr. Graiver may also be entitled to an additional annual bonus to be determined by the Company's Compensation Committee, taking into consideration his performance during the relevant year.

▪	Mr. Graiver's Discretionary Bonus annual amount will not exceed NIS 300,000 (approximately USD 82,000).

Other bonus related terms - in the event the actual profit before Bonus entitles Mr. Graiver to a Measurable Bonus in excess of the maximum Measurable Bonus amount detailed above, then the excess Measurable Bonus will be deferred and may be paid after issuance of the annual financial statements for the following year, in accordance with the terms of the Compensation Policy.

Equity based compensation - in the event the Company will decide to grant equity based compensation, the Company may grant Mr. Graiver Company securities as determined by the Company's organs and subject to the receipt of all approvals required by the applicable law.

Termination, Notice Period and Retirement Term -

▪
Each of the Company and Mr. Graiver may terminate Mr. Graiver's employment at any time, and for any reason, by prior written notice of 90 days delivered to the other party (the "Notice Period"). During the Notice Period Mr. Graiver must fulfill his duties in order to ensure the continued and smooth operation of the Company, as well as the handing over of Mr. Graiver's duties to such person(s) as will be designated by the Board, unless the Board decides to conclude his service before the end of the Notice Period.

▪
Provided the Company did not terminate Mr. Graiver's employment in circumstances specified in the agreement, and subject to the fulfillment of Mr. Graiver's duties (unless the Board decides to terminate his service before the end of the Notice Period), upon termination of Mr. Graiver's employment, Mr. Graiver will be entitled to a retirement grant in an amount not to exceed six Monthly Payments.

▪
The Company may terminate Mr. Graiver's employment immediately, without any advance notice or obligation to pay any sum as would have been payable to Mr. Graiver in respect of the Notice Period (including retirement grant), if termination is for 'cause'.

Mr. Graiver may, upon the provision of one month's notice, change the nature of his engagement with the Company from employer-employee to independent contractor, subject to applicable necessary changes in his terms of office.

Mr. Graiver's employment agreement also contains a confidentiality undertaking that will survive termination or expiration of his services; a non-circumvention undertaking that will survive termination or expiration of his services and remain in force for a period of 24 months following termination of or expiration of his services; and a non-competition undertaking for the duration of his services and for a period of 12 months following termination or expiration of his services.

Mr. Graiver will be included in the D&O insurance policy available to the Company and its subsidiaries under the same terms as other officers of the Company, and he will be entitled to an exemption and indemnification letter, which is identical to the form of exemption and indemnification that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link:
http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt.

The Compensation Committee and Board approved the terms of office and employment of Mr. Graiver based on the following determinations:

1.
The Terms of Office and Employment of Mr. Graiver are fair and reasonable with regard to the scope of the Company's operations and the complexity of the CEO's role, and reflect his level of education, abilities, professional experience, and familiarity with the Company and its parent company as a result of  the various roles he has played or continues to play for the Company, as follows: VP of Logistics of the Company (from December 2013 until February 2015), CEO of the Company (from December 2015 until July 2016) and his current role as President of the Company (since July 2016).

2.	The Terms of Office and Employment of Mr. Graiver are on acceptable market terms for chief executive officers of companies comparable to the Company.

3.
The Terms of Office and Employment of Mr. Graiver are largely identical to his terms of office and employment as President of the Company, which are significantly lower than the terms of office and employment of the former President of the Company, Mr. Joseph Williger.

4.	The Terms of Office and Employment of Mr. Graiver are consistent with the terms of the Compensation Policy, subject to its approval as described in Proposal No. 3 in the Proxy Statement.

Following approval by the Company's Compensation Committee and the Board and subject to the approval of the Compensation Policy by the shareholders as described in Proposal No. 3 in the Proxy Statement, it is proposed to approve the Terms of Office and Employment of Mr. Graiver with respect to Mr. Graiver's service as CEO of the Company.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, subject to shareholders' approval of the Compensation Policy as described in Proposal No. 3 in the Proxy Statement, to approve the Terms of Office and Employment of Mr. Graiver in his capacity as the Company's Chief Executive Officer."

Approval of Proposal No. 4 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholder of the Company or who do not have a personal interest in the approval of the Terms of Office and Employment of Mr. Graiver and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

In the event the above proposal does not obtain the necessary shareholder majority and does not pass, Mr. Graiver may remain in his office as the President of the Company under his current terms of office and employment, in which case the Company intends to appoint a new CEO.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 4.

 PROPOSAL NO. 5  APPROVAL OF AN AMENDMENT TO THE TERMS OF OFFICE OF COMPANY'S CHAIRMAN OF THE BOARD, MR. ILAN ADMON

The Companies Law requires that the terms of office and employment of the Company's Chairman of the Board be approved by the Company's Compensation Committee, by the Board, and by a simple majority of the Company's shareholders attending and voting at a meeting of shareholders. The terms of office and employment must also be in accordance with the Company's Compensation Policy.

On July 17, 2016, the Board appointed Mr. Admon as the active Chairman of the Board, working on a 33% time basis, and approved the terms of office of Mr. Admon in such capacity, which terms were calculated on the basis of and approved as 33% of the cost of employment of the Company's President (or CEO, if applicable). Mr. Admon's terms of office were approved by the shareholder on September 29, 2016, but due to a clerical error in preparation of the proxy statement, such terms were not presented to the Company's shareholders as a percentage of the cost of employment of the Company's President (or CEO, if applicable), but rather presented as a fixed monthly management fee of NIS 26,000 (excluding VAT) (approximately USD 6,800).

On April 6, 2017 and on April 27, 2017, the Company's Compensation Committee and Board, respectively, re-approved that the monthly management fee of Mr. Admon is to be 33% of the cost of employment of the Company's President (or CEO, if applicable), as such may be updated from time to time.  If this management fee had been in place since Mr. Admon had been appointed as the active Chairman of the Board, he would have been entitled to an average monthly management fee of approximately NIS 36,000 (plus VAT) (approximately USD 9,500).

If approved, all other terms of office of Mr. Admon would remain as approved by shareholders on September 29, 2016.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, to approve that the monthly management fee of the Company's Chairman of the Board Mr. Admon is to be 33% of the cost of employment of the Company's President (or CEO, if applicable), as such may be updated from time to time."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 5.

 PROPOSAL NO. 6  APPROVAL OF A ONE-TIME SPECIAL PAYMENT TO MR. EMIL BUDILOVSKY

Mr. Budilovsky has served as a member of the Company's Board since May 2014 but has decided not to stand for reelection at this general meeting. Between December 2014 and March 2015, Mr. Budilovsky served as CEO of the Company and Willi-Food.

Although payment of remuneration to directors is common practice, the Company's previous Compensation Policy did not include director remuneration provisions, and therefore none of the Company's Directors (other than the external and independent directors and the Chairman of the Board), including Mr. Budilovsky, received any remuneration or other compensation for their services as members of the Company's Board.

On April 3, 2017 and April 27, 2017, the Company's Compensation Committee and Board, respectively, approved the payment of remuneration to Mr. Budilovsky for the services he provided to the Company as a member of the Company's Board from May 2014 to the present in a one-time amount calculated on the basis of the "maximum amount" permitted to be paid to external and independent board members as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760-2000 (the "Compensation Regulations") and in accordance with the Company's level as defined in the Compensation Regulations (as amended from time to time). Such amounts equal an annual salary of NIS 52,685 (approximately USD 13,900), and participation fee of NIS 2,530 (approximately USD 667) per each Board meeting. As of the date of this Proxy Statement, such amounts aggregate to a total of NIS 149,130 (approximately USD 41,036)

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, to a one-time special payment to Mr. Budilovsky, outside the scope of the Compensation Policy, in an amount of NIS 149,130 (approximately USD 41,036), in consideration for the services he provided to the Company as a member of the Company's Board."

The Approval of Proposal No. 6 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholder of the Company or who do not have a personal interest in the approval of the proposal and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

The Compensation Committee and the Board of Directors recommend a vote FOR Proposal No. 6.

 PROPOSAL NO. 7  APPROVAL OF THE EXEMPTION AND INDEMNIFICATION LETTERS TO ALL APPOINTED DIRECTORS

The Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and subject to the approval of the Compensation Policy, as set forth in Proposal No. 4 in the Proxy Statement.  In the past, the Audit Committee, the Compensation Committee, the Board and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all of the Company's directors and officers, if such approval was not otherwise required by a special majority of the General Meeting of shareholders.

For the avoidance of doubt, the exemption and indemnification letters, which are the subject of this proposal, are identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005 for all directors and officers. A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

As detailed in Proposal No. 1.B in the Proxy Statement, the Company received a letter from BSD's legal counsel, demanding the Company will approve the Exemption and Indemnification Letters to all BSD Nominees.

According to the Companies Law, granting such Exemption and Indemnification Letters to any Director is subject also to the approval of the Compensation Committee and Board, which is yet to be obtained with respect to the BSD Nominees as well as the newly appointed Company Nominees. Furthermore, according to the Companies Law, the granting of such Exemption and Indemnification Letters to any Director who is a controlling shareholder (including indirectly) may require the affirmative of the shareholders provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not the controlling shareholder in the Company or who have no personal interest in the in the approval of the applicable proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, to approve the exemption and indemnification letters for all Directors of the Company."

The approval of Proposal No. 7, in-so-far as it does not apply to any Director who is the controlling shareholder of the Company, requires the affirmative vote of a majority of the Company's shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter.

REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS' REPORT AND DIRECTORS' REPORT

The Company will distribute at the Meeting the financial statements, the auditors' report and the directors' report for the fiscal year ended December 31, 2015, and the fiscal year ended December 31, 2016, and will present to the Company shareholders certain highlights thereof.

Dated: May 15, 2017

By Order of the Board of Directors
Ilan Admon, Chairman of the Board of Directors

Appendix A Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the "Company"), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law, 5728-1968 (the "Israel Securities Law") prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company's registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________
_________________

1  As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law, 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.
2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.
A - 2

Appendix B Compensation Policy

G. Willi-Food International Ltd.
(the "Company")

Compensation Policy for Company's Officers and Directors
(the "Compensation Policy")

Table of Contents

1.	Introduction	B - 3

2.	The Objectives of the Compensation Policy	B - 3

3.	Parameters for Examining the Compensation Policy	B - 4

4.	Fixed Components	B - 4

5.	Benefits	B - 4

6.	Cash Incentives ("Bonus")	B - 5

7.	Claw-back	B - 7

8.	Equity Based Components	B - 7

9.	Advance Notice and Retirement Terms	B - 8

10.	Ratios	B - 8

11.	Directors' Remuneration	B - 9

12.	Insurance, Exemption and Indemnification of Officers	B - 9

13.	Miscellaneous	B - 9

1.	Introduction

1.1.
The objective of this document is to define and describe the Compensation Policy for the Company's officers, including members of the Board of Directors (the "Board"), as required pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law").

1.2.
It is emphasized that this Compensation Policy does not grant rights to the Company's officers, and the adoption of this Compensation Policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the Compensation Policy and does not amend existing agreements. The compensation components that each officer will be entitled to receive will be only those that are specifically approved for the officer by the Company's authorized organs, subject to the provisions of any applicable law.

1.3.
If an officer should receive compensation that is less than the compensation provided in this Compensation Policy, it will not be considered a deviation or exception from this Compensation Policy, and such officer's terms of compensation will not require the approval of the Company's shareholders.

1.4.
Throughout this Compensation Policy, the term "CEO" means either or both CEO and President, insofar as the Company elects to appoint a President in lieu of or in addition to the position of the CEO. In such event, the joint compensation of both CEO and President will not exceed the maximum amounts indicated in this Compensation Policy for the position of CEO (regardless of the exact division of such amounts between the CEO and President).

1.5.
The Company may elect to appoint an additional Chairman in addition to the position of the current Chairman. In such event, unless specified otherwise in this Compensation Policy, the joint compensation of both co-Chairmen (including monthly Base Salary and any Bonus) will not exceed the maximum amounts indicated in this Compensation Policy for the position of Chairman of the Board (regardless of the exact division of such amounts between the co-Chairmen).

1.6.
In the event the controlling shareholder will be appointed to the position of co-Chairman or officer of the Company, his compensation will be subject to specific approval by the Company's shareholders in accordance with Israeli law.

1.7.
The convenience translation of New Israeli Shekels (NIS) into U.S. Dollars was made based on the exchange rate of January 23, 2017, at which $1.00 equaled NIS 3.79. The $ denominated data is provided solely for convenience purposes, whereby only the NIS denominated figures are binding.

2.	The Objectives of the Compensation Policy

The purpose of the proposed Compensation Policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

2.1.
Creating a reasonable and appropriate set of incentives for the Company's officers while taking into consideration, inter alia, the Company's characteristics, business activity, risk management policy and work relations.

2.2.
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who, in turn, will be able to contribute to the Company and maximize its profits in the long term.

2.3.
Emphasizing performance based compensation, and tying the officers to the Company and its performance, by matching the officers' compensation to their contribution to achieving the Company's goals and maximizing its profits, from a long-term point of view and according to their position.

2.4.	Creating a proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

2.5.	Creating a more suitable balance between the different positions in the current management mechanism.

2.6.
The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio, according to Israeli standards, between the fixed compensation and the variable compensation so as to create a performance based compensation system that promotes the Company's goals and corresponds with its risk management policy.

3.	Parameters for Examining the Compensation Policy

The general parameters that will be considered when examining the compensation terms of each of the Company's officers are as follows:

3.1.	The officer's education, skills, expertise, professional experience and achievements.

3.2.	The officer's position and level of responsibility and previous employment agreements that were signed between the Company and the officer.

3.3.	The officer's contribution to the Company's performance, profits and stability.

3.4.	The level of responsibility borne by the officer due to his or her position in the Company.

3.5.	The need of the Company to retain the officer in view of the officer's special skills, knowledge and expertise.

3.6.	The existing compensation terms of other Company officers.

3.7.
Either of the compensation committee and the Board may (without the obligation to do so) examine, for indication purposes, the compensation terms which are accepted in the market and relevant industry for officers in similar positions and in similar companies.

4.	Fixed Components

4.1.
The gross salary (or management fees, if applicable) (excluding all benefits detailed in Article 5 below) (the "Base Salary") is intended to compensate the officer for the time and resources he or she invests in performing his or her position in the Company and for performing the ongoing duties required by his or her position.

4.2.	A Base Salary may be linked to the Israeli Consumer Price index or any other applicable index or linkage mechanism.

4.3.	In case of an officer with a less than 100% full time position, the applicable cap of the Base Salary will be calculated on a proportionate basis.

4.4.	The monthly Base Salary of the Company's officers (excluding any linkage mechanism) will be subject to the following caps:

Position	Maximum Monthly Base Salary
Chairman of the Board	NIS 140 thousand ($36.9 thousand)
CEO	NIS 140 thousand ($36.8 thousand)
Other officers who are not directors	NIS 85 thousand ($22.4 thousand)

5.	Benefits

5.1.	The Company's officers will be entitled to mandatory social benefits as provided under law.

5.2.
In addition, each officer's compensation package may include additional benefits, such as transportation or a Company car (including grossing up the related tax), customary pension plan, customary executive insurance, health insurance, life insurance, communication & media, Israeli education fund, etc.

5.3.	The officers (including contract workers) may be entitled to benefits and discounts, including employee benefit cards and other promotions and discounts regarding Company's products.

5.4.
In addition to the related benefits, the officers may be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a mobile phone, food and lodging), at a monthly amount that does not exceed the following caps (*):

Position	Maximum Monthly Reimbursement Amount
Chairman of the Board **	NIS 5 thousand ($1.3 thousand)
CEO ***	NIS 5 thousand ($1.3 thousand)
Other officers who are not directors	NIS 1 thousand ($0.3 thousand)

(*)	In case of an officer with a less than 100% full time position, the applicable cap of the reimbursement amount will be calculated on a proportionate basis.

(**)	In case of co-Chairmen, the applicable Maximum Monthly Reimbursement Amount detailed above will apply separately for each of the co-Chairmen.

(***)
In case the Company elects to appoint a President in addition to the position of the CEO, the applicable Maximum Monthly Reimbursement Amount detailed above will apply separately for each of the CEO and President.

6.	Cash Incentives ("Bonus")

6.1.
The Company is permitted to grant a Bonus to the officers as part of their compensation package determined according to measureable quantitative criteria (the "Measureable Bonus") and qualitative criteria (the "Discretionary Bonus").

6.2.	Measurable Bonus

6.2.1.	Measurable Bonus Cap

  The annual Measureable Bonus will not exceed the following caps:

Position	Maximum Annual Measureable Bonus (in respective Base Salaries)
Chairman of the Board	NIS 1.2 million ($316.6 thousand)
CEO	NIS 1.2 million ($316.6 thousand)
Other officers	NIS 400,000 ($105.5 thousand)

6.2.2.	Precondition for Payment of Measurable Bonus

None of the Company's officers will be paid a Measurable Bonus, or any part thereof, if the Company's actual annual operating profit is less than NIS 15 million (the "Minimum Profit").

6.2.3.	The Bonus Mechanism

(a)
Payment of the Measureable Bonus to each of the Company's officers will be subject to exceeding the Minimum Profit, in which case the following Bonuses will apply (subject to the caps mentioned in section 6.2.1 above):

(b)	CEO

o	for the initial NIS 10 million of actual operating profit before Bonuses – no Bonus will be paid.

o	a Bonus of 3% of actual operating profit before Bonuses of between NIS 10 million and the Minimum Profit.

o	a Bonus of 4% of the actual operating profit before Bonuses of between the Minimum Profit and NIS 20 million (the "First Profit Target").

o	a Bonus of 6% of the actual operating profit before Bonuses of between the First Profit Target and NIS 25 million (the "Second Profit Target").

o	a Bonus of 7% of the actual operating profit before Bonuses exceeding the Second Profit Target.

(c)	Chairman of the Board

The Chairman of the Board will be entitled to a proportionate part if the Chairman has h a less than 100% full time position of the Measurable Bonus in accordance with the mechanism of the CEO detailed in sub-section (b) above, subject to his or her applicable percentage of position.

(d)	Other Officers

o	for the initial NIS 10 million of actual operating profit before Bonuses – no Bonus will be paid.

o	a Bonus of 0.5% of actual operating profit before Bonuses of between NIS 10 million and the Minimum Profit.

o	a Bonus of 1% of the actual operating profit before Bonuses of between the Minimum Profit and the First Profit Target.

o	a Bonus of 1.5% of the actual operating profit before Bonuses exceeding the First Profit Target.

6.2.4.	Bonus Payment Deferral

In the event the actual profit before Bonus entitles the Chairman of the Board or any or all of the officers to a Measurable Bonus in excess of the maximum Measurable Bonus amount detailed in Section 6.2.1 above, then the excess Measurable Bonus will be deferred and paid after issuance of the annual financial statements for the following year, subject to achieving the Minimum Profit in such following year, and provided that the Measurable Bonus actually paid in such following year, together with any such deferred amounts, will not exceed the applicable Measurable Bonus amount detailed in Section 6.2.1 above (and if the applicable Measurable Bonus amount detailed in Section 6.2.1 above will be exceeded, only that portion, if any, of the excess Measurable Bonus for the previous year as will not cause the applicable Measurable Bonus amount detailed in Section 6.2.1 above to be exceeded will be paid in the following year).

6.2.5.	At the first quarter of each year, the compensation committee and the Board may elect to amend either or all of the Minimum Profit Target, the First Profit Target and the Second Profit Target.

6.3.	Discretionary Bonus

6.3.1.	Each of the Company's officers will be entitled to an annual Bonus to be determined by the compensation committee, while taking into consideration the officer's performance in that year.

6.3.2.	Discretionary Bonus Cap

  The annual Discretionary Bonus will not exceed the following caps:

Position	Maximum Annual Discretionary Bonus (in respective Base Salaries)
CEO	NIS 280,000
Other officers	NIS 85,000

6.3.3.	Discretionary Bonus to the CEO and other officers will be approved by the compensation committee and the Board.

6.4.	Commissions

In addition to the Measureable and Discretionary Bonus, the Company will be permitted to pay trade and sales officers a sales commission and other commissions according to a graded commission program that will be defined in the first quarter of each year. The commissions will be based on sales volumes or a similar quantitative measure.

The amount of the annual commissions to these officers will not exceed three (3) applicable Base Salaries.

6.5.	Partial Entitlement for Bonus

An officer who has worked less than one full calendar year (other than in cases of dismissal under circumstances justifying the non-payment of severance pay) will be entitled to a proportionate annual Bonus according to such officer's period of employment, insofar as such officer is otherwise entitled to a Bonus.

7.	Claw-back

An officer will be required to return to the Company any surplus amounts that he or she was paid on the basis of information that was found to be incorrect and was restated in the Company's financial statements over a three year period following the date of approving the Bonus. It is clarified that any restatement due to a change in accounting policy or first time adoption of an accounting policy will not result in the Company demanding from any officer to return amounts previously paid. The above does not derogate from any mandatory claw-back requirements pursuant to any applicable law and regulations.

The compensation committee and Board are authorized, subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

8.	Equity Based Components

8.1.
The Company reserves the right to grant its officers, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares, share appreciation rights or other shares based awards ("Equity Based Components"), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

8.2.	Equity Based Components may consist of a combination of any type of equity.

8.3.
All Equity Based Components will be subject to a gradual vesting period, which will not be shorter than three (3) years from the grant date. The Board may determine a mechanism of acceleration of vesting in the event of a change in control of the Company followed by a resignation or termination of employment of the officer or the director in the 12 months after the change in control (except in the case of Termination for Cause).

"Termination for Cause" means a termination of the employment of an officer following one or more of the following: embezzlement; theft; criminal offence; act involving moral turpitude; severe disciplinary breach; breach of fiduciary duties; other fundamental breach of the officer's employment agreement; or any other event which under applicable law enables terminating an employee's employment and entirely or partially denying severance payments or prior notice redemption.

8.4.	At the discretion of our Board, any Equity Based Component may also be subject to performance criteria.

8.5.
When stock options are granted, the exercise price of the option will not be less than the average closing price of the Company's shares during the 30 trading days immediately preceding the date of the Board's first approval of the relevant grant.

8.6.
The maximum amount of all Equity Based Components granted during the term of this Compensation Policy (and taking into consideration any cashless exercise mechanism, if applicable) will not exceed ten percent (10%) of the Company's issued and outstanding share capital.

8.7.	Equity Based Components will expire, if not previously exercised, after period not to exceed ten (10) years after their grant date.

8.8.	On the date of grant, the book value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements, will not exceed the following caps:

Position	Maximum Annual Value
Chairman of the Board	NIS 840,000
CEO	NIS 840,000
Other officers who are not directors	NIS 204,000

9.	Advance Notice and Retirement Terms

9.1.	Advance Notice

9.1.1.	The advance notice period will not exceed four (4) months.

9.1.2.
The Company may require an officer to continue providing services to the Company during the advance notice period. Notwithstanding the foregoing, the Company may redeem and pay in advance such advance notice period, in which case the officer will only be entitled to Base Salary and applicable benefits (as detailed in Article 5 above) with respect to such redeemed advance notice period (but for the avoidance of doubt, no Bonus with respect to such period).

9.2.	Retirement Grants

With respect to each officer, the Company's Board and compensation committee may approve (either in advance or during his or her employment period) a retirement grant, provided such officer was employed by the Company for at least one (1) year, and provided such officer's termination of employment was not under circumstances justifying the non-payment of severance pay, and subject to the following caps:

Position	Maximum Retirement Grant (in respective Base Salaries)
	employment period of between 1 and 5 years	employment period of more than 5 years
Chairman of the Board	six (6)
CEO	six (6)
Other officers who are not directors	two (2)	three (3)

10.	Ratios

10.1.	Ratio between the Officers' Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company's officers, one of the aspects that will be examined is the ratio between the terms of service of each of the Company's officers and the average and median cost of employment of the Company's employees (including contract workers) while taking into consideration the officer's position, seniority, level of responsibility and the number of the Company's employees. In the course of preparing this Compensation Policy, the compensation committee and the Board reviewed the following ratio between the maximum compensation terms of officers under this Policy and the actual average and median cost of employment of the Company's employees (including the Company's subsidiaries) as of the date of approval of this Compensation Policy:

Position	According to the average employment cost of the Company's other employees (*)	According to the median employment cost of the Company's other employees (*)
Chairman of the Board	28	30
CEO	28	30
Other officers	12	13

The compensation committee and the Board decided that these ratios are reasonable and will not have a negative effect on work relations in the Company.

(*)
The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy, and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

10.2.	Ratio between the Fixed Compensation Components and the Variable Components

The desirable ratio between the variable components and the fixed component will not exceed the following:

Position	Desirable Ratio
Chairman of the Board	125%
CEO	125%
Other officers	50%

11.	Directors' Remuneration

The Company may reward the members of the Board with an annual salary and participation fees, which shall not exceed the "maximum amount" as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760-2000 (the "Compensation Regulations") and in accordance with the level of equity of the Company as defined in the Compensation Regulations (as amended from time to time).

This Article 11 does not apply to the Chairman of the Board, so long as the Chairman of the Board receives Base Salary in accordance with the terms of this Compensation Policy.

12.	Insurance, Exemption and Indemnification of Officers

12.1.	Insurance of directors and officers

12.1.1.	The directors and officers will be covered by a directors' and officers' liability insurance policy, which may include including "Run Off" and "Claims Made" coverage.

12.1.2.
The amount of the maximum insurance coverage purchased during the first year under this Compensation Policy will not exceed US$ 15 million, and the annual insurance fee will not exceed US$ 100 thousand.

12.1.3.
After the first year under this Compensation Policy, the Company may renew or purchase additional insurance, with an insurance coverage and insurance fee not to exceed by more than fifty percent (50%) the coverage and fees under the previous year's insurance.

12.1.4.
The directors' and officers' liability insurance will also cover the Company's CEO and officers who are the controlling shareholder, provided that their insurance terms are identical to those of the other officers, will be in market condition and will not materially affect the Company's profitability, assets or liabilities.

12.2.	Exemption and Indemnification

12.2.1.	The Company may provide exemption letters and indemnification letters to its officers, in a form to be approved from time to time by the authorized organs of the Company.

12.2.2.
The overall amount of the indemnification to all of the officers will not exceed a percentage of the Company's equity as specified in the Company's articles (25% on the date of approval of this Compensation Policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

13.	Miscellaneous

13.1.
The Company's Board, after receiving the recommendations of the compensation committee, may reduce any variable component at its discretion, as well as a cap on the exercise value of Equity Based Components not payable in cash.

13.2.	The Board may elect to make adjustments to any approved Profit Target following major acquisitions, divesture, organizational changes or material change in the business environment.

13.3.
The Company's CEO shall be entitled to approve non-material changes in the terms of office and employment of his subordinate officers, without seeking the approval of the compensation committee or Board, as long as the change does not lead to an increase above the salary cap set in this Compensation Policy (even if that change, in itself, is non-material).

For this purpose, non-material changes are deemed as changes not to exceed the following (compared to the original terms approved by the compensation committee and Board):

(a)	Five percent (5%) of the Base Salary;

(b)	10% of the annual Bonus;

(c)	2 weeks of the advance notice period;

(d)	2 weeks of the retirement grant.